Canabo Medical Inc. Announces Brokered Financing by Aleafia Inc.

Halifax, Nova Scotia--(Newsfile Corp. - January 30, 2018) - Canabo Medical Inc. (TSXV: CMM) ("Canabo" or the "Company") is pleased to announce that further to its press release dated December 22, 2017 regarding its business combination (the "Proposed Transaction") with Aleafia Inc. ("Aleafia"), Aleafia has increased its brokered private placement of subscription receipts ("Subscription Receipts") on a best efforts basis (the "Aleafia Private Placement") to now raise gross proceeds of approximately $30,000,000 at an offering price of $1.25 per Subscription Receipt. The Proposed Transaction will proceed by way of a three-cornered amalgamation between Aleafia and Canabo's Ontario subsidiary, 2412550 Ontario Inc. The combined listed entity of Aleafia and Canabo is referred to below as the "Resulting Issuer".

Mackie Research Capital Corporation, as the lead agent and sole bookrunner, together with a syndicate of other registered investment dealers including Canacord Genuity Corp. Clarus Securities Inc. and PowerOne Capital Markets Limited (the "Agents") have been appointed as the exclusive agents for the Aleafia Private Placement. The Agents will have the option exercisable any time up to 24 hours prior to the closing of the Aleafia Private Placement to increase the size of the offering by up to 15% (the "Over-Allotment Option"), for a total offering size of $34,500,000. Each Subscription Receipt will, following the completion of the Proposed Transaction, and the satisfaction of certain escrow release conditions, entitle the holders to receive, without payment of additional consideration or taking of further action, one (1) unit consisting of one (1) common share and one half (1/2) of a common share purchase warrant in the capital of the Resulting Issuer, as previously announced. Each whole warrant will be exercisable into one (1) common share in the Resulting Issuer at a price of $1.75 for 18 months following the date of listing of the Resulting Issuer's common shares on the TSX Venture Exchange (the "Listing Date").

The Agents shall receive a cash commission equal to 6.0% and will be issued compensation options (the "Compensation Options") to purchase the number of units of the Resulting Issuer equal to 6.0% of the number of Subscription Receipts sold at a price of $1.25 for a period of 18 months from the Listing Date (excluding the gross proceeds raised from investors on the President's List (as defined below) for which there will be only a 3% cash commission and 3.0% in Compensation Options issued). Aleafia will provide the Agents with a list of eligible purchasers together with an allocation for such purchasers (the "President's List"), which allocation may only be varied upon Aleafia's agreement.

On the Listing Date, the gross proceeds from the Aleafia Private Placement, less the any Agents' expenses incurred up to and including the Listing Date, will be deposited into escrow, pending completion of the proposed Transaction. If for any reason the Proposed Transaction does not close, then the gross proceeds will be refunded to the subscribers without penalty or deduction. Upon completion of the Proposed Transaction, it is expected that the Resulting Issuer will meet the listing requirements of an Exchange Tier 1 life sciences issuer.

Further details with respect to the Proposed Transaction and the Aleafia Private Placement, as well as a description of Aleafia and its business, is contained in Canabo's news release dated December 22, 2017.

The completion of the Proposed Transaction is expected to occur on the day that is the seventh business day following the satisfaction or waiver of the conditions precedent or such other date as mutually agreed to by the Company and Aleafia, but in any event no later than March 30, 2018. Each of the Company and Aleafia will bear its own respective costs and expenses associated with the Proposed Transaction.

Overview of Aleafia

Aleafia operates the Aleafia Total Health Network in Vaughan, Ontario. Aleafia seeks to make a difference in cannabinoid therapy delivery by providing an interconnected medical service model. While most clinical programs are geared primarily towards post injury rehabilitation, Aleafia is focused on the strong link between early intervention and successful treatment. The intent is to manage health through a patient focused, assessment based, and interdisciplinary resourced organization.

Recently, Aleafia completed a transaction under which it acquired 100% of the issued and outstanding shares of 755064 Ontario Inc., a licensed producer under the Health Canada Access to Cannabis for Medical Purposes Regulations (ACMPR), as well as the land and building in Scugog Ontario where the facility operates. 755064 Ontario Inc. together with the production license was acquired to directly support the Aleafia Total Health Network.

About Canabo

Canabo wholly owns and operates Cannabinoid Medical Clinics, or CMClinics, Canada's largest physician led referral-only clinics for medical cannabis. Established in 2014, Canabo now has 22 clinics across Canada, with additional locations planned to open in 2017. Canabo operates referral-only medical clinics dedicated to evaluating the suitability of prescribing, and monitoring cannabinoid treatments for patients suffering from chronic pain and disabling illnesses. Clinics operated by Canabo are staffed by physicians and qualified health care practitioners specifically trained to assess patient suitability for cannabinoid treatment, recommend treatment regimes, and monitor treatment progress.

In accordance with Exchange policy, the Company's shares are currently halted from trading and are expected to remain halted until after the Exchange has reviewed the materials in support of the Proposed Transaction.

Except for statements of historical fact, all statements in this press release, including, but not limited to, statements regarding future plans, objectives and payments are forward-looking statements that involve various risks and uncertainties.

For More Information

For more information about Canabo, please contact:

John Philpott
President and Chief Executive Officer
Telephone: (902) 405-4600
Email: johnphilpott@cmclinic.ca

Completion of the Proposed Transaction is subject to a number of conditions, including but not limited to, Exchange acceptance. Where applicable, the Proposed Transaction cannot close until the required corporate approvals are obtained. There can be no assurance that the Proposed Transaction will be completed as proposed or at all.

The Exchange has in no way passed on the merits of the Proposed Transaction and has neither approved nor disapproved the contents of this press release.

Neither Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company's current expectations. When used in this press release, the words "estimate", "project", "belief", "anticipate", "intend", "expect", "plan", "predict", "may" or "should" and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. The forward-looking statements and information in this press release includes information relating to the Acquisition (including the structure of the Acquisition), the Proposed Transaction (including any required shareholder approval, shareholder support, and other terms), the Aleafia Private Placement (including its completion and the use of proceeds from the Aleafia Private Placement), the directors and management of the resulting issuer upon completion of the Proposed Transaction, and the implementation of Aleafia's business plan. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: risks associated with the completion of the Proposed Transaction and matters relating thereto; and risks associated with the marketing and sale of securities, the need for additional financing, reliance on key personnel, the potential for conflicts of interest among certain officers or directors, and the volatility of the Company's common share price and volume. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

There are a number of important factors that could cause the Company's actual results to differ materially from those indicated or implied by forward-looking statements and information. Such factors include, among others, risks related to Aleafia's proposed business, such as failure of the business strategy and government regulation; risks related to Aleafia's operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property and reliable supply chains; risks related to Aleafia and its business generally. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company's forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES